

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Dennis E. Nixon
Chief Executive Officer and President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042

      Re: International Bancshares Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 24, 2014
              Form 10-Q for the Fiscal Quarter Ended June 30, 2014
              Filed August 11, 2014
              File No. 000-09439

Dear Mr. Nixon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Amit Pande

                        Amit Pande
                        Accounting Branch Chief